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                                                                       Exhibit 2


FOR IMMEDIATE RELEASE
                                                                  Press Contact:
                                                                 James R. Malone
                                                                   John A. Pryor
                                                                  (216) 986-8008

HMI INDUSTRIES ANNOUNCES BOARD RESTRUCTURING

CLEVELAND, OHIO, FEBRUARY 18, 2002 - HMI Industries Inc. (OTCBB: HMII.OB) today announced that it has restructured its Board of Directors by both reducing its size and providing for annual election of all directors. The Board has been reduced to six members who will each serve until the shareholders' meeting in April or May of 2002 and at that meeting will be nominated for re-election for a one-year term. The six directors consist of five continuing directors: James R. Malone, Chairman, Thomas Davidson, John Pryor, Murray Walker and Ivan Winfield. In addition, Mr. Kirk Foley has been elected to the Board of Directors to fill the sixth seat.

The restructuring of the Board was in connection with a settlement agreement with Mr. Kirk Foley. Mr. Foley filed a Schedule 13D on October 19, 2001, with the Securities and Exchange Commission and an amendment to the original Schedule 13D on January 2, 2002, evidencing his beneficial ownership of 46.6% of the outstanding shares of common stock of HMI.

"I am delighted with the results of our negotiations with Mr. Foley," stated Mr. Malone, Chairman and CEO of the Company. "Both the reduction in the size of the Board and the return of Mr. Foley, a prior CEO of this Company, to this Board will further support our business plan to reposition this Company and increase shareholder value."

Mr. Malone continued: "What could have been a contentious or distracting issue has been converted to an important step forward in the continuing evolution of the company. I am pleased that in excess of 80% of the shares are represented on the Board or by officers. Fiscal year 2002 has started well as evidenced by our first quarter and we expect continued growth for the year."

Mr. Malone also recognized the dedicated service of those directors who were resigning: Mr. Robert Abrahams, Mr. John Meany, Mr. Barry Needler and Mr. Carl Young. Mr. Malone commented that each of these directors had served for many years and their contributions to the Company would be long appreciated.

HMI is a globally oriented company engaged in the manufacture and sale of high filtration portable surface cleaners, central vacuum cleaning systems and portable room air cleaners. The company's high filtration portable surface cleaner and portable room air cleaner are sold under the trade names Filter Queen(R), Princess(R), Majestic(R), Empress(R) and Defender(R) and its central vacuum cleaning system is sold under the trade names Vacu-Queen(R) and Majestic II(R). The company's shares are traded on the OTC Bulletin Board under the symbol "HMII.OB."

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Some statements in this press release are forward-looking statements that involve risks and uncertainties, and actual results may differ materially. Among other factors that could cause actual results to differ materially are the following: business and economic conditions; unanticipated costs; and other risk factors listed from time to time in the company's SEC reports, including, but not limited to, the report on Form 10-K for the fiscal year ended September 30, 2001 (Part II, Item 7, MD&A section), as amended on Form 10-K/A filed on January 28, 2002.